April 8, 2019

Gal Cohen
Chief Executive Officer
MediWound Ltd.
42 Hayarkon Street
Yavne 8122745, Israel

       Re: MediWound Ltd.
           Registration Statement on Form F-3
           Filed March 25, 2019
           File No. 333-230490

Dear Mr. Cohen:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-3

General

1. Please provide us with support for your conclusion that you are eligible to conduct a primary offering under General Instruction I.B.1 of Form F-3. In this regard, provide us with your calculation of the aggregate market value of the shares held by non-affiliates.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Gal Cohen
MediWound Ltd.
April 8, 2019
Page 2

        Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 with any questions.



                                                          Sincerely,
FirstName LastNameGal Cohen
                                                          Division of
Corporation Finance
Comapany NameMediWound Ltd.
                                                          Office of Healthcare
& Insurance
April 8, 2019 Page 2
cc:       Nathan Ajiashvili, Esq.
FirstName LastName